Novell, Inc.
404 Wyman Street, Suite 500
Waltham, MA 02451

February 10, 2009

Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     Novell, Inc.
            Form 10-K for the Fiscal Year Ended October 31, 2008
            Filed on December 23, 2008
            File No. 000-13351

Dear Ms. Jacobs:

This letter responds to the comments included in your letter dated January 29, 2009, regarding Novell, Inc.’s Form 10-K for the fiscal year ended October 31, 2008, filed December 23, 2008.

Form 10-K for the Fiscal Year Ended October 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

1.

We are unable to locate a separately-captioned section in your filing discussing your off-balance sheet arrangements, as called for by Item 303(a)(4) of Regulation S-K. Based upon our review, it appears that you do not have any off-balance sheet arrangements. Please confirm. In addition, please consider adding an appropriate statement to this effect in future filings.

Novell Response

At October 31, 2008, we did not have any off-balance sheet arrangements. We will add the following separately-captioned section and disclosure to Item 2 of Part I of our Quarterly Report on Form 10-Q for the period ended January 31, 2009:

             Off Balance Sheet Arrangements
             At January 31, 2009, we had no off-balance sheet arrangements as defined by applicable SEC rules.

If we enter into any off-balance sheet arrangements, we will present the required disclosures under a separately-captioned section of Management's Discussion and Analysis of Financial Condition and Results of Operations in that period’s filing.

Barbara C. Jacobs Securities and Exchange Commission Page 2 of 3	February 10, 2009

Item 9A. Disclosure Controls and Procedures

Effectiveness of Disclosure Controls and Procedures, page 114

2.

You state that your chief executive and financial officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by your Form 10-K, but you also state that a “controls system cannot provide absolute assurance... that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.” The meaning of this language as it relates to your management’s effectiveness conclusion is unclear. Please confirm, if true, that your disclosure controls and procedures were in fact effective as of the end of the period covered by your Form 10-K. In addition, please clarify in future filings whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive and financial officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the applicable period. Alternatively, you may remove from future filings the discussion of the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Novell Response

We confirm that our disclosure controls and procedures were effective as of October 31, 2008, the end of the period covered by our Annual Report on Form 10-K. For purposes of clarity, and per your suggestion, we will utilize the following wording in our future filings, beginning with our Quarterly Report on Form 10-Q for the period ended January 31, 2009.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, as of the end of the period covered by this report, were effective and provided reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Barbara C. Jacobs Securities and Exchange Commission Page 3 of 3	February 10, 2009

Changes in Internal Control Over Financial Reporting, page 115

3.

We note that you have included the word “None” under the above-referenced heading to indicate that the company believes it has no information that it is required to disclose pursuant to Item 308(c) of Regulation S-K. In future filings, please provide a brief statement clarifying, if true, that there were no changes in your internal controls over financial reporting during the applicable period that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

Novell Response

In future filings, beginning with our Quarterly Report on Form 10-Q for the period ended January 31, 2009, if still applicable, we will replace “none” with the following wording:

No change in our internal control over financial reporting occurred during the quarterly period ended January 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

*******

In addition to the comments above, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the responses above, please contact us at your convenience.

Sincerely yours,

By /s/ Dana Russell
Dana Russell
Senior Vice President and Chief Financial Officer
Novell, Inc.
781-464-8072